Mail Stop 4561

      May 3, 2006

T. Allen Liles
Chief Financial Officer
Carolina Bank Holdings, Inc.
528 College Road
Greensboro, North Carolina 27410


      Re:	Carolina Bank Holdings, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2005 Definitive Proxy Statement on Schedule 14A filed March
17,
2006
		File No. 000-31877

Dear Mr. Liles:

   We have limited our review of your filing to the issue we have addressed in our comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Definitive Proxy Statement

Management`s Discussion and Analysis, page 16

Allowance for Loan Losses, page 27

1. We note that your disclosure on page 17 that several of your commercial customers and real estate developers experienced financial difficulties in 2005 resulting in higher non-accrual loans and increased loan charge-offs. While your allowance for loan losses has increased, the allowance decreased relative to your portfolio and does not appear to clearly correlate with the decrease in credit quality. Please tell us and in future filings disclose how increased loan charge-offs and higher nonperforming loans impacted your determination of your allowance for loan losses as of December 31, 2005. Separately quantify and describe how you determine the amount of each component (such as specific, general, unallocated) of your allowance for the periods presented.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing. Please contact Nancy Maloney
Staff Accountant at (202) 551-3427 or me at (202) 551-3449 if you have questions.

   							Sincerely,



Joyce Sweeney
Accounting Branch Chief



T. Allen Liles
Carolina Bank Holdings, Inc.
May 3, 2006
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